FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: November 23, 2005



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            23 November 2005, Director/PDMR Shareholding

Exhibit 99



                                  SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS




1 Name of company:

UNILEVER PLC

2 Name of director/PDMR:

Mr M S BANGA

3 Please state whether notification indicates that it is in respect of holding of the director/PDMR named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

PDMR

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Mr M S BANGA

5 Please state whether notification relates to a person(s) connected with the director/PDMR named in 2 above and identify the connected person(s):

NO

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE OF EXECUTIVE SHARE OPTIONS AND PARTIAL SALE

7 Number of shares/amount of stock acquired:

4,664

8 Percentage of issued class:

Negligible

9 Number of shares/amount of stock disposed:

2,547

10 Percentage of issued class:

Negligible

11 Class of security:

ORDINARY 1.4P SHARES

12 Price per share:

Exercise price 308.25p

Sale price 566.50p

13 Date of transaction:

23 November 2005

14 Date company informed:

23 November 2005

15 Total holding following this notification:

6,035

16 Total percentage holding of issued class following this notification:

Negligible

If a director/PDMR has been granted options by the company, please complete the following fields:

17 Date of grant:

N/A

18 Period during which or date on which exercisable:

N/A

19 Total amount paid (if any) for grant of the option:

N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22 Total number of shares or debentures over which options held following this notification:

N/A

23 Contact name for queries:

JULIAN THURSTON

24 Contact telephone number:

020 7822 6707

25 Name of company official responsible for making notification:

ALISON DILLON

DEPUTY SECRETARY

26 Date of Notification

23 November 2005